RESTATED CERTIFICATE OF INCORPORATION

OF

ACORN ENERGY, INC.

Pursuant to Section 245 of the General Corporation Law of the State of Delaware

The undersigned, being the Secretary of Acorn Energy, Inc. (the “Corporation”) does hereby CERTIFY as follows:

1. The name of the Corporation is Acorn Energy, Inc. The Corporation was originally incorporated under the name Defense Software & Systems, Inc., and the original Certificate of Incorporation of the corporation was filed with the Secretary of State of the State of Delaware on July 23, 1986.

2. Pursuant to Section 245 of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation only restates and integrates, and does not further amend, the provisions of the Certificate of Incorporation of the corporation as heretofore amended and supplemented, and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3. The text of the Certificate of Incorporation as heretofore amended and supplemented is hereby restated to read in its entirety as follows:

FIRST: The name of the corporation is Acorn Energy, Inc. (the “Corporation”).

SECOND: The address of the Corporation’s registered office in the state of Delaware is 2711 Centerville Road, Suite 400, Wilmington, New Castle County, DE 19808. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.

THIRD: The purposes for which the Corporation is organized are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock which the Corporation has authority to issue is 42 million shares, par value $.01 per share, all of which shall be Common Stock. Shares of capital stock of the Corporation may be issued by the Corporation from time to time for such legally sufficient consideration as may be fixed from time to time by the Board of Directors.

FIFTH: The Board of Directors of the Corporation is expressly authorized to make, alter or repeal by-laws of the Corporation, but the stockholders may make additional by-laws and may make or repeal any by-law whether adopted by them or otherwise.

SIXTH: Election of directors need not be by written ballot, except and to the extent provided in the by-laws of the Corporation.

SEVENTH: The personal liability of the directors of the Corporation is hereby eliminated to the fullest extent permitted by paragraph (7) of subsection (b) of Section 102 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented.

EIGHTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

IN WITNESS WHEROF, the undersigned, being the authorized officer hereinabove identified of the Corporation, does hereby execute this Restated Certificate of Incorporation this 16th day of March 2016.

Name:	Sheldon Krause
Title:	Assistant Secretary